DXI Energy Provides AGSM Voting Results

VANCOUVER, BRITISH COLUMBIA, April 30, 2019 - DXI Energy Inc. (TSX: DXI) / (OTCQB: DXIEF) ("DXI" or the "Company"), an upstream oil and gas exploration and production company operating in Colorado's Piceance Basin and the Peace River Arch region in British Columbia, today announced the results of its Annual General and Special Meeting of Shareholders held on April 29, 2019 at the Company’s Vancouver office.

The following sets forth a brief description of each matter which was voted upon at the Meeting and the outcome of the vote:

	Description of Matter	Outcome of Vote	Votes For	Votes Against	Votes Withheld/Abstained
1.	Fix the number of directors to be elected at the Meeting at six (6).	Passed	98.81%	1.19%	0.00%
2.	To elect the following six (6) nominees to serve as directors of DXI for the ensuing year, or until their successors are duly elected or appointed, subject to the provisions of the Business Corporations Act (B.C.) and by-laws of DXI:

	Robert Hodgkinson	Passed	95.94%	0.00%	4.06%
	Sean Sullivan	Passed	99.38%	0.00%	0.62%
	Ronnie Bozzer	Passed	99.19%	0.00%	0.81%
	A. Ross Gorrell	Passed	99.22%	0.00%	0.78%
	Stan Page	Passed	99.21%	0.00%	0.79%
	Edward Aabak	Passed	99.25%	0.00%	0.75%
3.	To approve the re-appointment of BDO Canada LLP, Chartered Professional Accountants, as auditors of DXI to hold office until the next annual meeting or until their successors are appointed and to authorize the Board of Directors to fix their remuneration as such.	Passed	99.14%	0.00%	0.86%
4.	To approve a restructuring of current debt of the Company by way of an amendment, which involves insider’s participation.	Passed	93.38%	6.62%	0.00%
5.	To approve a conversion of accrued interest on current debt of the Company into its common shares, which involves insider’s participation.	Passed	95.76%	4.24%	0.00%

FORM 20-F FILING: The Company further announces that it has filed its annual Form 20-F Report (“Form 20-F”) for the year ended December 31, 2018 with the Securities Exchange Commission on April 19, 2019. The Form 20-F includes the Company's annual audited financial statements for the year ended December 31, 2018 as well as the related "Management's Discussion & Analysis" for the year then ended. Copies of the Form 20-F can be found on the Company's website at "www.dxienergy.com" and on EDGAR. Shareholders wishing to obtain a hard copy of the complete audited financial statements for the year ended December 31, 2018 free of charge can contact the Company via the email addresses on our website or by telephone at 604-638-5050.

About DXI Energy Inc.: DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada and has been producing commercial quantities of oil and gas since 2008. The company is publicly traded on the Toronto Stock Exchange (DXI.TO) and the OTCQB (DXIEF).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements in this press release include, but are not limited to, statements regarding the future plans of the Company, the completion and final amount raised in the debt financing, the final use of proceeds and that all necessary final approvals will be obtained. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect DXI Energy Inc.’s operations or financial results, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, or applicable state securities laws, and may not be offered or sold to persons in the United States absent registration or an exemption from such registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:

Contact: DXI Energy Inc.
Sean Sullivan	David Matheson
President & CEO	CFO
604-638-5050	604-638-5054
investor@dxienergy.com	dmatheson@dxienergy.com